

Mail Stop 4628

April 6, 2017

David S. McKenney
Chief Financial Officer
Energy Resources 12 GP, LLC.
814 East Main Street
Richmond, VA 23219

> **Re:** **Energy Resources 12, L.P.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2017**
> **File No. 333-216891**

Dear Mr. McKenney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2017 letter.

Prospectus Summary

The Properties We Intend to Acquire and Develop, page 5

1. We have considered your revisions in response to prior comment 3. You state that Messrs. Knight and McKenney "have overseen investments in the oil and gas industry, including Energy 11, L.P." which suggests that they have experience in addition to Energy 11. However, we are not aware of any such experience apart from Energy 11. Please advise or revise. Also, please further revise to explain the role of experienced oil and gas professionals in connection with the operation and execution of investment objectives under the Energy 11 program in order to place your previous oversight of oil and gas operations in context.

The Offering, page 10

2.   Please update your disclosure in this section to briefly discuss reimbursement obligations for allocable salary compensation to certain employees, consistent with your revisions under the Compensation Related to the Operation of the Partnership subheading.

Source of Funds and Estimated Use of Offering Proceeds

Estimated Use of Offering Proceeds, page 45

3.   We note your revised disclosure in response prior comment 15 regarding the extinguishment of the unsecured credit facility established in connection with this offering. Please confirm that you plan to revise to include the required disclosure set forth in Instruction 4 to Item 504 of Regulation S-K.

Description of the Properties We Plan to Purchase

Oil and Gas Properties

Well Operations, page 62

4.   We note your revisions in this section in response to prior comment 19; however, it remains unclear how the company specifically plans to target such properties. Please revise your disclosure in this section to better describe the personnel tasked with the responsibility to diligence the acquisition targets. Include discussion of whether such personnel are employees or independent contractors and explain the arrangements memorializing these relationships. Lastly, please explain as previously requested, the systems you plan to employ, if any, to monitor the performance of said operators.

5.   Please also update your disclosure in this section and elsewhere in your prospectus to better explain your planned objective to acquire non-operated properties, consistent with your response to prior comment 3.

Prior Oil and Gas Programs, page 55

6.   We note your response to prior comment 6 regarding the expecting closure of your Energy 11 offering. Please confirm that you plan to update the disclosure in future amendments to more expansively discuss the Energy 11 program, including the material financial disclosures pertaining to the non-operated producing wells and development locations in North Dakota.

<u>Closing Comments</u>

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannerella, Staff Accountant, at (202) 551-3337 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: William B. Nelson
        Haynes and Boone, LLP